EXHIBIT 99.32

Material Change Report, dated April 5, 2004, regarding the
license of AMD473 to NeoRx Corporation

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 53-901.F
SECURITIES ACT (ALBERTA) SECTION 118(1) FORM 27
THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
THE SECURITIES ACT (MANITOBA)
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
SECURITIES ACT (QUEBEC) SECTION 73
THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26
SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
SECURITIES ACT (PRINCE EDWARD ISLAND)

Item 1.

Reporting Issuer

AnorMED Inc. (“AnorMED”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

April 5, 2004.

Item 3.

Press Release

The press release was issued at Langley, B.C. on April 5, 2004 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on April 5, 2004, that it has licensed its platinum based anti-cancer agent, AMD473, to NeoRx Corporation (“NeoRx”).

Item 5.

Full Description of Material Change

AnorMED announced on April 5, 2004 that it has licensed its platinum based anti-cancer agent, AMD473, to NeoRx (NASDAQ: NERX).  Under the terms of the agreement, NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease.  NeoRx plans to initiate clinical studies for AMD473 in one or more cancer indications in the second half of 2004.

Under the terms of the agreement, AnorMED received a one-time upfront milestone payment of US$1 million cash and US$1 million in NeoRx common stock.  In addition, AnorMED is eligible to receive additional milestone payments of up to US$13 million, payable in cash or a combination of cash and NeoRx common stock.  Upon approval AnorMED would receive royalty payments of up to 15% on product sales.

The partnership with NeoRx is an important milestone for AnorMED.  NeoRx has both the clinical capabilities and resources to advance the development of this drug candidate for its potential to become an important new platinum chemotherapeutic.

AMD473 is a platinum based chemotherapeutic agent with a proven mechanism of action that has demonstrated clinical activity in hormone resistant prostate cancer, among other solid tumor cancers.  In addition, AMD473 has the potential to be developed as both intravenously and orally administerable chemotherapy.

NeoRx is a cancer therapeutics development company with headquarters in Seattle, WA and pharmaceutical manufacturing facilities in Denton, TX.

Note:  Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AnorMED, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  AnorMED does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full disclosure of risk factors associated with AnorMED’s business contained in AnorMED’s Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Senior Officers

Name of Senior Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Langley, British Columbia, this 5th day of April, 2004.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory